Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three and nine months ended September 30, 2020 and 2019

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
September 30, 2020 and December 31, 2019

	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents (including restricted cash, note 3(d))	$46,322	$46,012
Accounts receivable (note 6)	72,996	66,950
Inventories (note 7)	55,667	47,806
Prepaid expenses	11,233	7,417
Total current assets	186,218	168,185
Long-term investments (note 8)	11,291	10,587
Property, plant and equipment (note 9)	55,344	58,856
Operating lease right-of-use assets (note 12)	27,637	17,524
Intangible assets (note 10)	11,887	13,075
Deferred income tax assets	3,452	1,929
Goodwill	3,245	3,110
Other long-term assets	7,337	6,660
Total assets	$306,411	$279,926
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$79,060	$86,180
Current portion of operating lease liabilities (note 12)	4,373	4,406
Short-term debt (note 13)	11,339	3,625
Current portion of long-term debt (note 14)	12,103	9,942
Current portion of long-term royalty payable (note 15)	7,268	5,936
Current portion of warranty liability (note 16)	13,589	4,505
Total current liabilities	127,732	114,594
Long-term operating lease liabilities (note 12)	23,264	13,118
Long-term debt (note 14)	52,554	35,312
Long-term royalty payable (note 15)	7,136	12,322
Warranty liability (note 16)	4,549	4,396
Deferred income tax liabilities	4,380	4,445
Other long-term liabilities	6,004	6,380
Total liabilities	225,619	190,567
Shareholders’ equity:
Share capital (note 17):
Unlimited common and preferred shares, no par value
137,040,478 (2019 - 136,416,981) common shares issued and outstanding	1,095,586	1,094,633
Other equity instruments	7,904	6,857
Additional paid in capital	11,381	10,079
Accumulated deficit	(1,009,797)	(998,320)
Accumulated other comprehensive loss	(24,282)	(23,890)
Total shareholders' equity	80,792	89,359
Total liabilities and shareholders' equity	$306,411	$279,926
Commitments and contingencies (note 19)
Subsequent events (note 13(a) and 22)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Daniel M. Hancock	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenue	$65,407	$75,403	$168,594	$231,013
Cost of revenue and expenses:
Cost of revenue	55,368	57,494	142,091	176,621
Research and development	4,721	5,633	14,611	19,341
General and administrative	5,619	7,191	18,360	31,874
Sales and marketing	3,087	3,862	8,790	11,963
Restructuring costs	—	—	—	825
Foreign exchange (gain) loss	(2,291)	787	978	141
Depreciation and amortization	1,540	1,707	4,547	6,161
Impairment of long-lived assets	479	—	479	—
	68,523	76,674	189,856	246,926
Loss from operations	(3,116)	(1,271)	(21,262)	(15,913)

Income from investments accounted for by the equity method	4,625	5,400	14,113	19,940
Interest on long-term debt and accretion on royalty payable	(1,679)	(1,765)	(4,698)	(5,467)
Interest and other income, net of bank charges	395	3,361	654	3,830
Income (loss) before income taxes	225	5,725	(11,193)	2,390
Income tax expense (recovery)	(597)	820	284	2,842
Net income (loss) from continuing operations	822	4,905	(11,477)	(452)
Net income (loss) from discontinued operations (note 5)	—	82	—	(158)
Net income (loss) for the period	822	4,987	(11,477)	(610)
Other comprehensive income (loss):
Cumulative translation adjustment	72	(4,289)	(392)	(3,536)
Comprehensive income (loss)	$894	$698	$(11,869)	$(4,146)

Income (loss) per share:
From continuing operations - basic and diluted	$0.01	$0.04	$(0.08)	$(0.00)
From discontinued operations - basic and diluted	$0.00	$0.00	$0.00	$(0.00)
Net income (loss) per share - basic and diluted	$0.01	$0.04	$(0.08)	$(0.00)
Weighted average common shares outstanding:
Basic	136,879,478	133,743,506	136,625,262	133,598,944
Diluted	145,549,940	144,033,051	136,625,262	133,598,944

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three and nine months ended September 30, 2020 and 2019

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Three months ended September 30, 2019
July 1, 2019	133,663,774	$1,087,776	$12,966	$10,079	$(1,003,958)	$(20,305)	$86,558
Issue of common shares on exercise of share units	142,455	248	(248)	—	—	—	—
Stock-based compensation	—	—	261	—	—	—	261
Net income for the period	—	—	—	—	4,987	—	4,987
Other comprehensive loss	—	—	—	—	—	(4,289)	(4,289)
September 30, 2019	133,806,229	$1,088,024	$12,979	$10,079	$(998,971)	$(24,594)	$87,517

	Nine months ended September 30, 2019
January 1, 2019	133,380,899	$1,087,068	$12,948	$10,079	$(998,361)	$(21,058)	$90,676
Issue of common shares on exercise of share units	425,330	956	(956)	—	—	—	—
Stock-based compensation	—	—	987	—	—	—	987
Net loss for the period	—	—	—	—	(610)	—	(610)
Other comprehensive loss	—	—	—	—	—	(3,536)	(3,536)
September 30, 2019	133,806,229	$1,088,024	$12,979	$10,079	$(998,971)	$(24,594)	$87,517

	Three months ended September 30, 2020
July 1, 2020	136,757,404	$1,095,147	$7,523	$10,079	$(1,010,619)	$(24,354)	$77,776
Issue of common shares on exercise of share units	283,074	439	(439)	—	—	—	—
Change in fair value of the embedded conversion feature on convertible debt	—	—	—	1,302	—	—	1,302
Stock-based compensation	—	—	820	—	—	—	820
Net income for the period	—	—	—	—	822	—	822
Other comprehensive income	—	—	—	—	—	72	72
September 30, 2020	137,040,478	$1,095,586	$7,904	$11,381	$(1,009,797)	$(24,282)	$80,792

	Nine months ended September 30, 2020
January 1, 2020	136,416,981	$1,094,633	$6,857	$10,079	$(998,320)	$(23,890)	$89,359
Issue of common shares on exercise of share units	623,497	953	(953)	—	—	—	—
Change in fair value of the embedded conversion feature on convertible debt	—	—	—	1,302	—	—	1,302
Stock-based compensation	—	—	2,000	—	—	—	2,000
Net loss for the period	—	—	—	—	(11,477)	—	(11,477)
Other comprehensive loss	—	—	—	—	—	(392)	(392)
September 30, 2020	137,040,478	$1,095,586	$7,904	$11,381	$(1,009,797)	$(24,282)	$80,792

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and nine months ended September 30, 2020 and 2019

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Cash flows from (used in) operating activities:
Net income (loss) for the period from continuing operations	$822	$4,905	$(11,477)	$(452)
Items not involving cash:
Depreciation and amortization	3,460	4,169	10,231	12,462
Stock-based compensation expense	852	261	2,093	987
Unrealized foreign exchange loss (gain)	(2,291)	787	978	141
Deferred income tax	(645)	—	(1,328)	671
Income from investments accounted for by the equity method	(4,625)	(5,400)	(14,113)	(19,940)
Interest on long-term debt and accretion of royalty payable	1,679	1,913	4,698	5,615
Change in inventory write-downs to net realizable value	414	78	478	60
Other income	—	(3,317)	—	(3,317)
Change in bad debt expense	143	110	395	689
Impairment of long-lived assets	479	—	479	—
Restructuring obligations	—	—	—	224
Net cash from (used) before working capital changes	288	3,506	(7,566)	(2,860)

Changes in non-cash operating working capital:
Accounts receivable	(12,621)	10,556	(8,003)	(12,672)
Inventories	1,110	(2,248)	(6,946)	(3,392)
Prepaid and other assets	(2,145)	226	(3,704)	(1,651)
Accounts payable and accrued liabilities	3,262	(15,722)	(13,558)	2,339
Deferred revenue	5,046	(1,478)	6,076	881
Warranty liability	736	2,003	10,517	1,415
Net cash used in operating activities of continuing operations	(4,324)	(3,157)	(23,184)	(15,940)
Net cash from (used in) operating activities of discontinued operations	—	82	—	(158)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(1,339)	(1,750)	(4,525)	(5,341)
Dividends received from joint ventures	4,592	4,379	13,835	17,750
Net cash from investing activities of continuing operations	3,253	2,629	9,310	12,409
Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long-term facilities	(14,661)	(18,662)	(33,554)	(32,440)
Drawings on operating lines of credit and long-term facilities	34,201	12,084	56,267	20,486
Payment of royalty payable	—	—	(5,948)	(6,034)
Net cash from (used in) financing activities	19,540	(6,578)	16,765	(17,988)
Effect of foreign exchange on cash and cash equivalents	(1,075)	(960)	(2,581)	(2,036)
Increase (decrease) in cash and cash equivalents	17,394	(7,984)	310	(23,713)
Cash and cash equivalents, beginning of period (including restricted cash)	28,928	45,390	46,012	61,119
Cash and cash equivalents, end of period (including restricted cash)	$46,322	$37,406	$46,322	$37,406

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and nine months ended September 30, 2020 and 2019

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Supplementary information:
Interest paid	$1,435	$549	$3,825	$3,413
Taxes paid, net of refunds	385	(22)	365	264

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. The Company engineers, manufactures and supplies alternative fuel systems and components for use in transportation markets on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.
2. COVID-19 impact and going concern:

(a)    Impact of COVID-19

The COVID-19 pandemic continues to have an adverse impact on the Company's business. The extent, duration and impact of COVID-19 is uncertain but during the third quarter the Company saw a recovery in its business compared to the second quarter. The majority of the Company's production is from three facilities located in Northern Italy and one in the Netherlands. Sales from these facilities are primarily to Western and Eastern Europe which are areas that have been significantly impacted by the virus and continue to be challenged to contain the virus and keep the economy operating. The Company's Brescia facility was closed from March 16, 2020 through May 4, 2020. This facility produces components in the light-duty Original Equipment Manufacturer ("OEM") business and assembles LNG tank systems for the heavy-duty OEM business. The Company's Cherasco and Albinea facilities were closed from March 22, 2020 through May 4, 2020. These facilities produce components and kits in the Independent Aftermarket ("IAM"), Delayed OEM ("DOEM"), electronics and OEM businesses.

In addition to the Company's production facilities, its European High Pressure Direct Injection ("Westport HPDI 2.0TM" or "HPDI") launch partner temporarily closed its facilities in mid-March in response to safety concerns and government restrictions arising from the spread of COVID-19. The Company's launch partner reopened its production facilities in late April and it has seen a return to pre-COVID-19 sales volume levels for the HPDI product in the third quarter.

The Company's light-duty OEM and DOEM businesses are dependent on new vehicle sales with gaseous fuel systems. Sales revenue in these businesses declined significantly during the second quarter of 2020 due to the impact of the COVID-19 pandemic, but the Company saw increased revenue in the third quarter. While the Company is optimistic about the fourth quarter, the recent rise in COVID-19 cases in Europe may reduce customer demand for its products.

The Company believes that its heavy-duty business will be less impacted than the IAM and light-duty OEM businesses due to on-going need for freight transportation and the growing demand for climate-friendly products. Demand for essential goods remains and consumer delivery of these goods has increased, resulting in more stable demand for medium and heavy-duty trucks.

In response to COVID-19, the Company implemented several austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures. The Company worked with its key lenders to strengthen its liquidity and has made significant progress to improve its liquidity and reduce its cost of capital, summarized as follows:

•New loans and principal deferrals of $16,000 with Export Development Canada ("EDC");
•New loans in the amount of €27,000 ($31,590) with Unicredit S.p.A ("Unicredit") and Deutsche Bank;
•Restructuring of the convertible notes with Cartesian Capital Group and its affiliates ("Cartesian") to pay down the existing convertible notes from $17,500 to $10,000;
•Increasing the maximum draw amount on the revolving financing facility with HSBC Bank Canada ("HSBC") to $20,000.

In addition, on November 9, 2020, the Company announced an at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $50,000 in common shares from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019
2. COVID-19 impact and going concern (continued):

Refer to notes 13(b), 14(a), 14(c), and 22 of these condensed consolidated interim financial statements ("interim financial statements") for more details on new financing arrangements. The Company is also participating in government wage-subsidy and other support programs in the countries where the Company operates and the benefit of these programs was $1,162 in the third quarter of 2020 and $5,349 year-to-date.

(b)    Liquidity and Going Concern

In connection with preparing financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

The interim financial statements have been prepared on the basis that the Company will continue as a going concern. At September 30, 2020, the Company's net working capital was $58,486 including cash and cash equivalents of $46,322. The Company has another $2,798 in restricted cash pledged to the repayment of the debt it holds in its Italian subsidiaries recorded in other long-term assets. The Company's short-term and long-term debt, including the royalty payable, was $83,573, of which $16,615 of this debt matures by September 30, 2021 and $7,268 of the royalty payable is due by September 30, 2021. The Company generated income of $822 and incurred negative cash flows from continuing operations of $4,324 for the three months ended September 30, 2020 and incurred a loss of $11,477 and negative cash flows of $23,184 for the nine months ended September 30, 2020.

Principal conditions or events that require management's consideration

The factors which raise substantial doubt as to the Company’s ability to continue as a going concern are as follows:

(a)     At September 30, the Company has three significant debt and royalty obligations combining to approximately $17,768 coming due in the next twelve months, as follows:

(i)    Royalty payable payment of $7,268 to Cartesian in April 2021;
(ii) Principal payments on the EDC term loan totaling $6,000 to be made over the three quarters in March, June and September 2021; and
(iii) One-year non-revolving term loan from EDC entered into in July 2020. Through November 9, 2020 the Company has drawn $4,500 on this facility.

(b)    Forecast operating results

The Company recorded positive net income in 2019 and had expected to improve upon this achievement in 2020. However, as previously described, the impact of COVID-19 has had a significant impact on the Company’s 2020 results. The Company's net loss for the nine months ended September 30, 2020 was $11,477, which included $5,349 of government wage subsidies. The Company expects improved revenue and earnings levels in the fourth quarter of 2020 and into 2021, but this will depend on the strength of the economic recovery and the continuing impact of COVID-19.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019
2. COVID-19 impact and going concern (continued):

Management's plans

As discussed in the note above on the impact of COVID-19 to our business, the Company took numerous steps to restructure its existing debt and secure government-sponsored lower cost of financing to alleviate the short-term impacts of COVID-19, and also to provide liquidity for the longer-term growth of the Company. The Company also plans to raise equity capital through secondary offerings and other instruments, including the ATM Program, to fund the growth in commercialization of the Company's HPDI technology and development of its future applications. The Company will also continue to work with lenders to extend and increase existing and new credit facilities to secure funds to optimize the Company's cost of capital. The Company believes that these measures, combined with improving operating results, will provide sufficient liquidity to the Company over the next twelve months.

Beyond 2021, the Company continues to evaluate the future cash flows from the Cummins Westport Inc. ("CWI") joint venture which is scheduled to end on December 31, 2021. The joint venture pays significant dividends to the joint venture partners, with the Company receiving $13,835 of dividends in the first three quarters of 2020 (nine months ended September 30, 2019 - $17,750). As per the joint venture agreement, both Cummins and Westport Fuel Systems have equal rights to CWI’s intellectual property, and the Company is evaluating its strategic alternatives to monetize the value of the intellectual property. However, there is no certainty that the Company will be able to monetize the intellectual property to the level of the current dividends received from the joint venture. See note 8(a) for additional details related to the CWI joint venture.
Management's conclusion and assessment

The Company believes that the cash on hand at September 30, 2020, coupled with additional sources of capital mentioned above, provides the cash flow necessary to fund operations over the next year to November 30, 2021. However, in the face of the uncertainty caused by the COVID-19 pandemic and the negative economic and market impact of a potential extended recovery period, the Company may require additional financing to fund its operations. Due to the application of the accounting principles generally accepted in the United States ("U.S. GAAP"), future equity financings have not been included in the analysis of the Company's ability to continue as a going concern. As such, there remains substantial doubt about the Company's ability to continue as a going concern within one year after the date that these interim financial statements are issued. Although the Company remains confident in its ability to raise the necessary financing to fund its operations, the Company cautions readers of its financial statements and its Management's Discussion and Analysis ("MD&A") that there is no absolute assurance that the Company will be able to raise the financing necessary, or mitigate the impact of COVID-19, under satisfactory terms and conditions, to continue as a going concern. If, as a result of future events, the Company was to determine that it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the interim financial statements, and the adjustments could be material.
3. Basis of preparation:

(a)    Basis of presentation:

These interim financial statements have been prepared in accordance with U.S. GAAP.

These interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2019, filed with the appropriate securities regulatory authorities. The Company followed the same policies and procedures as in the annual audited consolidated financial statements for the year ended December 31, 2019 except as disclosed in note 4 to these interim financial statements.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheets, condensed consolidated results of operations and comprehensive loss, condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at September 30, 2020 and for all periods presented, have been recorded. The results of operations for the three and nine months ended September 30, 2020 are not necessarily indicative of the results for the Company's full year.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019
3. Basis of preparation (continued):

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States Dollar ("U.S. Dollar"). The functional currencies for the Company's subsidiaries include the following: U.S. Dollar, Canadian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona and Indian Rupee. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period, with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the nine months ended
	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Canadian Dollar	0.75	0.77	0.75	0.76	0.74	0.75
Euro	1.17	1.12	1.17	1.11	1.12	1.12
Argentina Peso	0.01	0.02	0.01	0.02	0.02	0.02
RMB	0.15	0.14	0.14	0.14	0.14	0.15
Swedish Krona	0.11	0.11	0.11	0.10	0.11	0.11
Indian Rupee	0.0136	0.0140	0.0135	0.0142	0.0135	0.0143

(c)     Cartesian:

Cartesian is a global private equity firm based in New York that has investments in the Company. Various Cartesian entities are associated with these investments including Pangaea Two Management, LP; Pangaea Two Acquisition Holdings XIV, LLC; Pangaea Two Acquisition Holdings Parallel XIV, LLC. Collectively, these entities will be referred to as “Cartesian”. In addition, Peter Yu, the founder and managing partner of Cartesian, was elected as a Director of the Company in January 2016 and resigned as a Director of the Company in July 2020. See notes 8(b), 14(c), and 15 for additional details of Cartesian’s investments in the Company.

(d)    Cash and cash equivalents (including restricted cash):

Cash and cash equivalents include cash on hand, term deposits, banker acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired. Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations. Cash and cash equivalents at September 30, 2020 include restricted cash of $74 (December 31, 2019 - $2,279). Restricted cash at September 30, 2020 and December 31, 2019 is related to cash used to secure a letter of credit.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019
4. Accounting changes:

New accounting pronouncements adopted in 2020:

In June 2016, the FASB issued ASU No. 2016-13 "Financial Instruments - Credit Losses (Topic 326)" which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaced the former incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. The adoption of this guidance in the first quarter of 2020 did not result in any material impact to the Company's consolidated financial statements.

5. Sale of assets:

The Company completed the sale of its compressed natural gas ("CNG") Compressor business on July 25, 2018.

During the three and nine months ended September 30, 2019, the Company recorded net income from discontinued operations of $82 and a net loss from discontinued operations of $158.

6. Accounts receivable:

	September 30, 2020	December 31, 2019
Customer trade receivables	$62,249	$62,974
Other receivables	17,123	9,092
Income tax receivable	68	475
Due from related parties (note 8(a))	70	272
Allowance for doubtful accounts	(6,514)	(5,863)
	$72,996	$66,950

Included in other receivables is an insurance recovery of $7,727 recorded during the second quarter of the 2020 relating to a field service campaign as discussed in note 16 of these interim financial statements.

7. Inventories:

	September 30, 2020	December 31, 2019
Purchased parts	$36,773	$32,818
Work-in-process	3,163	2,854
Finished goods	15,731	12,134
	$55,667	$47,806

During the three and nine months ended September 30, 2020, the net change in inventory provision to net realizable value are write-downs of $414 and $478, respectively (three and nine months ended September 30, 2019 - write-downs of $78 and $60, respectively).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

8. Long-term investments:

	September 30, 2020	December 31, 2019
Cummins Westport Inc. (a)	$8,405	$7,850
Weichai Westport Inc. (b)	1,824	1,824
Minda Emer Technologies Limited	914	737
Other equity-accounted investees	148	176
	$11,291	$10,587

(a)    Cummins Westport Inc.:

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three and nine months ended September 30, 2020, the Company recognized its share of CWI’s income of $4,874 and $14,390, respectively (three and nine months ended September 30, 2019 - $5,367 and $19,839, respectively) in income from investments accounted for by the equity method.

As at September 30, 2020, the Company has a related party accounts receivable balance of $70 due from CWI.

Assets, liabilities, revenue and expenses of CWI are as follows:

	September 30, 2020	December 31, 2019
Current assets:
Cash and short-term investments	$88,084	$90,296
Accounts receivable	2,005	1,363
Long-term assets:
Property, plant and equipment	663	844
Deferred income tax assets	20,612	21,322
Total assets	$111,364	$113,825
Current liabilities:
Current portion of warranty liability	$19,157	$19,816
Current portion of deferred revenue	14,355	16,678
Accounts payable and accrued liabilities	2,756	3,858
	36,268	40,352
Long-term liabilities:
Warranty liability	31,294	30,463
Deferred revenue	23,065	23,667
Other long-term liabilities	3,917	3,631
	58,276	57,761
Total liabilities	$94,544	$98,113

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

8. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Product revenue	$59,293	$55,312	$148,338	$171,889
Parts revenue	25,114	27,740	79,169	87,443
	84,407	83,052	227,507	259,332
Cost of revenue and expenses:
Cost of product and parts revenue	65,452	60,352	168,712	183,579
Research and development	2,186	4,446	10,838	12,025
General and administrative	358	469	1,152	1,165
Sales and marketing	3,904	4,643	10,173	14,215
	71,900	69,910	190,875	210,984
Income from operations	12,507	13,142	36,632	48,348
Interest and investment income	183	635	911	1,901
Income before income taxes	12,690	13,777	37,543	50,249
Income tax expense	2,942	3,043	8,764	10,572
Net income	$9,748	$10,734	$28,779	$39,677

(b) Weichai Westport Inc.:

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is currently the registered holder of a 23.33% equity interest in WWI. In April 2016, the Company sold to Cartesian entities a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount. The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to just 4.55%.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

9. Property, plant and equipment:

		Accumulated	Net book
September 30, 2020	Cost	depreciation	value
Land and buildings	$5,177	$1,664	$3,513
Computer equipment and software	6,913	5,516	1,397
Furniture and fixtures	4,657	3,980	677
Machinery and equipment	98,108	51,448	46,660
Leasehold improvements	12,449	9,352	3,097
	$127,304	$71,960	$55,344

		Accumulated	Net book
December 31, 2019	Cost	depreciation	value
Land and buildings	$4,764	$1,565	$3,199
Computer equipment and software	5,601	4,521	1,080
Furniture and fixtures	4,213	3,715	498
Machinery and equipment	91,926	41,775	50,151
Leasehold improvements	11,463	7,535	3,928
	$117,967	$59,111	$58,856

10. Intangible assets:

		Accumulated	Net book
September 30, 2020	Cost	amortization	value
Brands, patents and trademarks	$21,255	$10,636	$10,619
Technology	5,673	5,202	471
Customer contracts	12,659	11,862	797
Other intangibles	342	342	—
Total	$39,929	$28,042	$11,887

		Accumulated	Net book
December 31, 2019	Cost	amortization	value
Patents and trademarks	$20,386	$9,333	$11,053
Technology	5,457	4,917	540
Customer contracts	12,150	10,668	1,482
Other intangibles	328	328	—
Total	$38,321	$25,246	$13,075

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

11. Accounts payable and accrued liabilities:

	September 30, 2020	December 31, 2019
Trade accounts payable	$48,156	$60,170
Accrued payroll	16,273	15,906
Taxes payable	4,826	3,497
Deferred revenue	8,493	2,717
Accrued interest	109	1,568
Due to related parties	192	794
Other payables	1,011	1,528
	$79,060	$86,180

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

12. Operating leases right-of-use assets and lease liabilities:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2020 and 2029. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately five years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 5.0% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Operating lease cost:
Amortization of right-of-use assets	$1,294	$823	$2,770	$2,652
Interest	377	222	600	728
Total lease cost	$1,671	$1,045	$3,370	$3,380

The maturities of lease liabilities as at September 30, 2020 are as follows:

The remainder of 2020	$1,150
2021	4,297
2022	4,111
2023	3,042
2024	2,455
Thereafter	17,239
Total undiscounted cash flows	32,294
Less: imputed interest	(4,657)
Present value of operating lease liabilities	27,637
Less: current portion	(4,373)
Long term operating lease	$23,264

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

13. Short-term debt:

	September 30, 2020	December 31, 2019
Revolving financing facility (a)	$6,827	$3,625
Credit facility (b)	4,512	—
Balance, end of period	$11,339	$3,625

(a)    The Company has a revolving financing facility with HSBC. This facility is secured by certain receivables of the Company and the maximum draw amount is $10,000, based on the receivables outstanding. As the Company collects these secured receivables, the facility is repaid. The interest rate for this facility is the Libor rate plus 2.5%.

On November 4, 2020, the Company and HSBC amended the terms of the revolving financing facility to increase the maximum draw amount to $20,000.

(b)    On July 23, 2020, the Company entered into a one-year $10,000 non-revolving term credit facility with EDC to provide working capital support in response to short-term liquidity shortfalls as a result of the COVID-19 pandemic. This credit facility's interest rate is the U.S. Prime Rate plus 3.0% per annum on amounts drawn and has no prepayment penalty or standby charge. As at September 30, 2020, the Company has drawn $4,500 on this facility.

14. Long-term debt:

	September 30, 2020	December 31, 2019
Term loan facilities, net of debt issuance costs (a)	$52,370	$22,207
Senior financing (b)	—	2,504
Convertible debt (c)	8,765	17,431
Other bank financing (d)	1,366	1,480
Capital lease obligations (e)	2,156	1,632
Balance, end of period	64,657	45,254
Current portion	(12,103)	(9,942)
Long-term portion	$52,554	$35,312

(a)    The Company has six separate term loans: one with EDC, four with UniCredit, and one with Deutsche Bank. On December 20, 2017, the Company entered into a loan agreement with EDC for a $20,000 non-revolving term facility. The Company incurred debt issuance costs of $1,013 related to the loan which are being amortized over the loan term using the effective interest rate method. The loan bears interest at 6% (prior to March 1, 2019, at 9% plus monitoring fees), payable quarterly, as well as quarterly principal repayments. On March 23, 2020, the Company and EDC amended the terms of the secured term loan to defer $6,000 in principal payments in 2020, to recommence payment of $2,000 quarterly starting March 15, 2021 and to extend the term of the loan until September 30, 2022. As at September 30, 2020, the amount outstanding for this loan was $13,480, net of issuance costs, compared to $13,269, net of issuance costs, as at December 31, 2019. The loan is secured by share pledges over Westport Power, Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and MTM and by certain of the Company's property, plant and equipment.

On October 9, 2018, the Company entered into a Euro denominated loan agreement with UniCredit. This loan bears interest at an annual rate of 2.3% and interest is paid quarterly. This loan matures on December 31, 2023. As at September 30, 2020, the amount outstanding for this loan was $4,723 compared to $5,569 as at December 31, 2019, and is secured by a cash pledge of $1,743, with these restricted funds being recorded in other long-term assets.

On November 28, 2019, the Company entered into a second Euro denominated loan agreement with UniCredit. This loan bears interest at an annual rate of 1.8% and interest is paid quarterly. This loan matures on September 30, 2023. As at September 30, 2020, the amount outstanding for this loan was $2,812 compared to $3,369 as at December 31, 2019, and is secured by a cash pledge of $1,055, with these restricted funds also being recorded in other long-term assets.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

14. Long-term debt (continued):

On May 20, 2020, the Company entered into a third Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.82% with a maturity date of May 31, 2025. As at September 30, 2020, the amount outstanding for this loan was $5,575. There is no security on the loan as it was made as part of the Italian government's COVID-19 Decreto Liquidità.

On July 17, 2020, the Company entered into a fourth Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.75% with a maturity date of July 31, 2026. As at September 30, 2020, the amount outstanding for this loan was $17,577. There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. The effective interest rate of this loan is 1.7% with a maturity date of August 31, 2026. As at September 30, 2020, the amount outstanding for this loan was $8,203. There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

(b)    The senior financing facility was repaid on September 30, 2020. This Euro denominated loan bore interest at an annual rate equal to the 6-month Euribor plus 3.3%.

(c)    On January 11, 2016, the Company entered into a financing agreement ("Tranche 2 Financing") with Cartesian. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term. On July 24, 2020, Westport announced the refinancing of the Company's convertible notes with Cartesian. Under the terms of the agreement, the Company agreed to pay down the principal amount of the existing convertible notes from $17,500 to $10,000. Concurrent with such repayment, the maturity of the remaining amended notes was extended to three years from the date of the amendment, the coupon rate was reduced from 9% annually to 6.5% annually, and the conversion price was revised from $2.17 per share to $1.42 per share. As of July 30, 2020, Peter Yu, founder and managing partner of Cartesian, resigned his seat on the Board of Directors of the Company.

(d)    Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2022. Security includes a building owned by the Company in the Netherlands and certain accounts receivable.

(e)    The Company has capital lease obligations with terms of three to five years at interest rates ranging from 3.1% to 12.0%.

The principal repayment schedule of long-term debt is as follows as at September 30, 2020:

	Term loan facilities	Convertible Debt	Other bank financing	Capital lease obligations	Total
Remainder of 2020	$2,282	$—	$549	$202	$3,033
2021	13,714	—	242	771	14,727
2022	14,557	—	242	485	15,284
2023	8,486	8,765	242	351	17,844
2024 and thereafter	13,331	—	91	347	13,769
	$52,370	$8,765	$1,366	$2,156	$64,657

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

15. Long-term royalty payable:
On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum (subject to adjustment for asset sales). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Cartesian's debt is secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty: Cartesian was paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with this payment being allocated on a non-discounted basis to future years' minimum payments.

As at September 30, 2020, the total royalty prepayments paid to Cartesian as a result of the Consent Agreement was $12,137.

A continuity schedule of the long-term royalty payable is as follows:

	September 30, 2020	December 31, 2019
Balance, beginning of period	$18,258	$20,935
Accretion expense	2,094	3,357
Repayment	(5,948)	(6,034)
Balance, end of period	14,404	18,258
Current portion	(7,268)	(5,936)
Long-term portion	$7,136	$12,322

The minimum repayments including interest are as follows, for the twelve months ended September 30:

2021	$7,268
2022	5,103
2023	1,162
2024	1,637
2025	2,270
2026	2,851
$20,291

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

16. Warranty liability:

	September 30, 2020	December 31, 2019
Balance, beginning of period	$8,901	$4,941
Warranty claims	(4,823)	(1,863)
Warranty accruals	13,716	6,794
Change in estimate	(43)	(481)
Impact of foreign exchange	387	(490)
Balance, end of period	18,138	8,901
Less: current portion	(13,589)	(4,505)
Long-term portion	$4,549	$4,396

During the first quarter of 2020, the Company recorded a $9,962 warranty accrual related to a field service campaign for the replacement of a pressure release device that the Company manufactures and sells to OEM customers. No safety events or field performance issues have been identified from this product. The Company recorded an insurance recovery of $7,727 related to this issue as an other receivable (note 6) during the second quarter of 2020.

17. Share capital, stock options and other stock-based plans:

During the three and nine months ended September 30, 2020, the Company issued 283,074 and 623,497 common shares, respectively, net of cancellations, upon exercises of share units (three and nine months ended September 30, 2019 – 142,455 and 425,330 common shares, respectively). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three and nine months ended September 30, 2020, the Company recognized $852 and $2,093, respectively (three and nine months ended September 30, 2019 - $261 and $956, respectively) of stock-based compensation associated with the Westport Omnibus Plan.

A continuity of the Units issued under the Westport Omnibus Plan as at September 30, 2020 and September 30, 2019 are as follows:

	Nine months ended September 30, 2020		Nine months ended September 30, 2019
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	1,777,941	$3.19	2,667,403	$4.41
Granted	487,781	1.87	309,236	2.53
Exercised	(623,497)	2.08	(718,889)	3.19
Forfeited/expired	(14,017)	2.65	(32,721)	3.77
Outstanding, end of period	1,628,208	$3.22	2,225,029	$4.56
Units outstanding and exercisable, end of period	66,222	$2.14	1,790,410	$4.90

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

17. Share capital, stock options and other stock-based plans (continued):

During the nine months to September 30, 2020, 487,781 share units were granted to certain employees and directors (2019 - 309,236). This included 466,881 restricted share units ("RSUs") (2019 - 309,236) and 20,900 performance share units ("PSUs") (2019 - nil). Values of RSU awards are generally determined based on the fair market value of the underlying common shares on the date of grant. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. PSU awards do not have a certain number of common shares that will issue over time, but are based on future performance and other conditions tied to the payout of the PSU.

As at September 30, 2020, $1,979 of compensation cost related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over two years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at September 30, 2020 as follows:

September 30, 2020
(CDN $)
Share units:
Outstanding	$3,549
Exercisable	144

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Cost of revenue	$32	$—	$90	$—
Research and development	130	26	236	123
General and administrative	607	203	1,587	726
Sales and marketing	83	32	180	138
	$852	$261	$2,093	$987

18. Related party transactions:
The Company enters into related party transactions with the CWI joint venture. Refer to note 8(a) for the related party transactions with CWI.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

19. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

20. Segment information:

Effective January 2020, the Company modified the reporting of business segments to allow for increased transparency into the Company's customer channels and the respective products the Company sold to those customers. Accordingly, from that date, all product information and other technology related activities previously reported under the Transportation segment have been disaggregated into two segments, OEM and IAM. All comparative figures presented have been revised to reflect this change.

Under the new organization structure, the Company manages and report the results of its business through four segments: OEM, IAM, the CWI Joint Venture, and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker ("CODM").

The financial information for the business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated matters.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

20. Segment information (continued):

Financial information by business segment as follows:

	Three months ended September 30, 2020
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$37,429	$(4,884)	$2,060	$(249)
IAM	27,978	1,718	1,346	—
Corporate	—	50	54	4,874
CWI - 50%	42,204	6,254	30	—
Total segment	107,611	3,138	3,490	4,625
Less: CWI - 50%	(42,204)	(6,254)	(30)	—
Total consolidated	$65,407	$(3,116)	$3,460	$4,625

	Three months ended September 30, 2019
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$36,185	$(906)	$2,232	$32
IAM	39,218	3,962	1,890	—
Corporate	—	(4,327)	47	5,368
CWI - 50%	41,526	6,571	33	—
Total Segment	116,929	5,300	4,202	5,400
Less: CWI - 50%	(41,526)	(6,571)	(33)	—
Total Consolidated	$75,403	$(1,271)	$4,169	$5,400
Discontinued Operations	$—	$82	$—	$—

	Nine months ended September 30, 2020
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$90,780	$(18,251)	$6,054	$(277)
IAM	77,814	5,292	3,991	—
Corporate	—	(8,303)	186	14,390
CWI - 50%	113,754	18,316	91	—
Total Segment	282,348	(2,946)	10,322	14,113
Less: CWI - 50%	(113,754)	(18,316)	(91)	—
Total Consolidated	$168,594	$(21,262)	$10,231	$14,113

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

20. Segment information (continued):

	Nine months ended September 30, 2019
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$120,052	$(6,628)	$7,634	$101
IAM	110,961	9,653	4,655	—
Corporate	—	(18,938)	173	19,839
CWI - 50%	129,666	24,174	13	—
Total Segment	360,679	8,261	12,475	19,940
Less: CWI - 50%	(129,666)	(24,174)	(13)	—
Total Consolidated	$231,013	$(15,913)	$12,462	$19,940
Discontinued Operations	$—	$(158)	$—	$—

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's revenues, as follows:

	% of revenue
	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Europe	73%	70%	69%	67%
Americas	13%	15%	15%	17%
Asia	7%	6%	8%	8%
Other	7%	9%	8%	8%

As at September 30, 2020, total long-term investments of $10,377 (December 31, 2019 - $9,850) were allocated to the Corporate segment and $914 (December 31, 2019 - $737) were allocated to the OEM segment.

Total assets are allocated as follows:

	September 30, 2020	December 31, 2019
OEM	$124,211	$132,179
IAM	156,990	119,769
Corporate	25,210	27,978
CWI - 50%	55,682	56,913
Total segment assets	362,093	336,839
Less: CWI - 50%	(55,682)	(56,913)
Total consolidated assets	$306,411	$279,926

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

21. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has a history of losses and negative cash flows from operations. At September 30, 2020, the Company had $46,322 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at September 30, 2020:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$79,060	$79,060	$79,060	$—	$—	$—
Short-term debt (note 13)	11,339	11,339	11,339	—	—	—
Term loan facilities (note 14 (a))	52,370	55,821	12,536	25,583	12,998	4,704
Convertible debt (note 14 (c))	8,765	11,841	650	11,191	—	—
Other bank financing (note 14 (d))	1,366	1,374	552	487	242	93
Long-term royalty payable (note 15)	14,404	20,291	7,268	6,265	3,907	2,851
Capital lease obligations (note 14 (e))	2,156	2,199	333	1,296	493	77
Operating lease obligations (note 12)	27,637	32,295	4,373	7,467	4,674	15,781
	$197,097	$214,220	$116,111	$52,289	$22,314	$23,506

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2020 and 2019

21. Financial Instruments (continued):

(b)    Fair value of financial instruments:

The carrying amounts reported in the condensed consolidated interim balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interest in CWI, WWI and other investments. CWI is the most significant of the long-term investments and is accounted for using the equity method. WWI is accounted for at fair value.

The carrying values reported in the condensed consolidated interim balance sheet for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying values of the term loan facilities, convertible debt, and other bank financing included in the long-term debt (note 14) do not materially differ from their fair value as at September 30, 2020.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at September 30, 2020, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

22. Subsequent Events:

On November 9, 2020, the Company announced an ATM Program that allows the Company to issue up to $50,000 of common shares from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements.